# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AgEagle Aerial Systems Inc., CIK 0000008504
CUSIP: 00848K200
Title of class of securities: Common shares
Address of issuer's principal executive offices: 8201 E. 34TH CIR N, WICHITA, Kansas (KS), 67226
Date of event which requires filing of this statement: 04/29/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002021546

## Reporting persons
- Wilson Garrett Patrick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,093,515; shared voting power 0; sole dispositive power 1,093,515; shared dispositive power 0; aggregate amount beneficially owned 1,093,515 (10% of the class)
  Comment: Based on latest available share count 10,891,427

## Item 1. Issuer
Name of issuer: AgEagle Aerial Systems Inc.
Address of issuer's principal executive offices: 8201 E. 34TH CIR N, WICHITA, KANSAS, 67226.

## Item 2. Person Filing
Name of person filing: Garrett Wilson
Address of principal business office or, if none, residence: 1599 Vineyrd Drive, Los Altos, CA 94024
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,093,515
Percent of class: 10.04%
Sole power to vote or to direct the vote: 1,093,515
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,093,515
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Wilson Garrett Patrick: Garrett Wilson, /s/Garrett Wilson (04/29/2024)